

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Via U.S. Mail

Baoguo Jiang
Principal Executive Officer
Yaboo, Inc.
70 W. Madison St., Suite 1400
Chicago, IL 60602

> **Re:** **Yaboo, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-164999**

Dear Mr. Jiang:

We have received your response to our prior comment letter to you dated October 22, 2010 and have the following additional comments.

Summary Information and Risk Factors, page 4

Business, page 4

1. We note your response to our prior comment four. Please revise your disclosure to state whether you are a licensed "green foods" restaurant.

2. We note your response to our prior comment five and reissue in part. Please revise to clarify in the last full paragraph on page 35 that you do not have any written agreements in place with Mr. Jiang or any of your other board members to loan funds to you to continue operations. Please also revise your disclosure in this section to disclose that you anticipate needing $150,000 to fund your proposed operations for the next 12 months, including $80,000 to fund the costs of being a public company and your plans for obtaining such funding.

3. We note your response to our prior comment six. Please revise your disclosure to provide an estimate of the cost for your proposed marketing activities.

Financial Summary, page 7

4. Please revise your disclosure in this section to clarify that the assets, liabilities and stockholders' equity provided in this section are as of September 30, 2010 and not as of June 30, 2010.

5. Please correct the heading on the first column of balance sheet information presented to September 30, 2010.

Risk Factors, page 8

6. We note your response to our prior comment nine and reissue our comment. You continue to refer to multiple restaurants on pages 49 and 70. Please revise or advise.

Our generating no significant revenues from operations, page 8

7. Please revise the first sentence of this risk factor to provide your revenues and operating losses since your inception through September 30, 2010 as opposed to only the nine months ended September 30, 2010.

If we lose our restaurant business license, page 14

8. We note your response to our prior comment ten. Your Note E to the December 31, 2009 financial statements and to the September 30, 2010 financial statements still appears to contemplate the requirement of maintaining a certain amount of cash in a bank account to keep the restaurant license, but your risk factor does not address this risk. Please draft a risk factor to discuss the risk or, in the alternative, revise Note E to eliminate the reference to this requirement to maintain cash in a bank account.

Our executive officers are not receiving any cash compensation, page 15

9. We note your response to our prior comment 11 and reissue in part. Please revise this risk factor to disclose what compensation your executive officers ultimately expect to receive.

In the future we are not required to continue filing, page 16

10. We note your response to our prior comment 13. However, please clarify that you may not be required to continue to file reports under Section 15(d) because there is no guarantee that your reporting obligation will cease. Please make the same revision on page 39.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations; Expense page 33

11. We note your disclosure that you have orally negotiated with the landlord to temporarily reduce the lease amount. Please revise to clarify how long this arrangement will last and discuss any other material terms of this agreement including the amount by which your rent was reduced.

Liquidity and Capital Resources, page 35

12. Please correct the amounts presented in the table and the narrative for current ratio and working capital. For example, the current ratio at September 30, 2010 should be .89 ($64,447/$72,215) and there is a deficit in working capital of $7,768 ($64,447-$72,215). Also, as the narrative below the table discusses these measures as of year end, it may be helpful to include these measures as of December 31st in the table.

Development Stage Company, page 50

13. We note your response to prior comment 25. An entity's inability to achieve or sustain profitability is not a basis for designation as a development state entity pursuant to ASC 915. Please revise your presentation in accordance with ASC 915-205-45-6.

Part II

Exhibits, page 87

14. Please revise your exhibit index to identify which exhibits have been previously filed.

15. We note your response to our prior comment 28. The second page of the Chinese version of Exhibit 3.3 appears to be missing from the English translation of Exhibit 3.3 filed with this amendment. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael T. Williams, Esq.
        via facsimile (813) 832-5284